UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Olema Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

60862P106

(CUSIP Number)

Derek Gould
Logos Global Management LP
One Letterman Drive, Building D, Suite D3-700
San Francisco, CA 94129
Telephone: (415) 801-4660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 60862P106

1.	Names of Reporting Persons. Logos Global Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,252,005
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,252,005

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,252,005

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) IA, PN

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CUSIP No. 60862P106

1.	Names of Reporting Persons. Logos Global Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,252,005
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,252,005

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,252,005

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) HC, OO

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CUSIP No. 60862P106

1.	Names of Reporting Persons. Arsani William

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,252,005
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,252,005

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,252,005

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) HC, IN

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CUSIP No. 60862P106

1.	Names of Reporting Persons. Graham Walmsley

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 14,943
8. Shared Voting Power 4,252,005
9. Sole Dispositive Power 14,943
10. Shared Dispositive Power 4,252,005

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,266,948

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) HC, IN

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CUSIP No. 60862P106

1.	Names of Reporting Persons. Logos Opportunities GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,583,875
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,583,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,583,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 4.7%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 60862P106

1.	Names of Reporting Persons. Logos GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,252,005
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,252,005

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,252,005

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 60862P106

Item 1.	Security and Issuer

This This Amendment No. 7 (this “Amendment”) to Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the “Stock”), of Olema Pharmaceuticals, Inc. (the “Issuer”), and amends and supplements the initial statement on Schedule 13D (the “Schedule 13D”) filed by Logos Global Management LP (“Logos Global”), Logos Opportunities GP LLC (“Logos Opportunities GP”), Logos GP LLC (“Logos GP”), Logos Global Management GP LLC (“Logos Global GP”), Arsani William and Graham Walmsley (collectively, the “Filers”) on December 3, 2020.. The principal executive office of the Issuer is located at 780 Brannan Street, San Francisco, California 94103.

Except as provided herein, this Amendment No. 1 to Schedule 13D does not modify any of the information previously reported on such Schedule 13D. The information herein is provided and is correct as of November 22, 2023. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in such Schedule 13D as originally filed.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented by adding the following sentence:

On September 12, 2023, Logos Global Master Fund LP (the “Master Fund”) acquired 508,130 shares of the Stock from the Issuer in a private transaction for a purchase price of $9.84 per share, or $4,999,999.20. The Master Fund paid for such shares from its working capital.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby replaced as follows:

Percentage interests in shares of Common Stock reported in this Schedule 13D are based on 54,769,800 shares of Common Stock outstanding at November 3, 2023, as reported in the Form 10-Q filed by the Issuer on November 7, 2023.

(a)    See the cover page for each Filer.

(b)    See the cover page for each Filer.

(c)    On September 12, 2023, the Master Fund acquired 508,130 shares of the Stock from the Issuer in a private transaction for a purchase price of $9.84 per share, or $4,999,999.20. The Filers have not engaged in any other transactions in the Issuer’s securities in the 60 days preceding the date of this Amendment to Schedule 13D.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

On September 5, 2023, the Master Fund entered into a securities purchase agreement (the “Purchase Agreement”) with the Issuer and certain other purchasers identified therein, pursuant to which the the Master Fund agreed to purchase 508,130 shares of the Stock. Pursuant to the Purchase Agreement, the Master Fund agreed not to sell or transfer such Stock, and the Issuer’s executive officers and directors agreed not to sell or transfer any of the Issuer’s Common Stock or any securities convertible into or exercisable or exchangeable for the Issuer’s Common Stock, until the earlier of (i) the Issuer’s public release of the data readout of the Phase 1b/2 clinical trial of palazestrant (OP-1250) in combination with palbociclib and the Phase 1b clinical trial of palazestrant in combination with ribociclib following the date hereof and (ii) December 31, 2023, subject to certain exceptions, including sales pursuant to any previously adopted Rule 10b5-1 trading plans or sales for the purpose of covering tax withholding liabilities associated with the settlement of restricted stock units pursuant to the Company’s sell-to-cover program. In addition, pursuant to the Purchase Agreement, the Issuer also agreed to file a registration statement with the Securities and Exchange Commission on or before January 31, 2024 (subject to certain exceptions) for purposes of registering the resale of the Stock, use its commercially reasonable efforts to have such registration statement declared effective within the time period set forth in the Purchase Agreement, and keep such registration statement effective for up to two years.

Item 7.	Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B Amended and Restated Investor Rights Agreement among the Issuer, Opportunities I, Opportunities II and certain other stockholders, attached as Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (No. 333-249748), filed on October 30, 2020, and incorporated herein by reference.

Exhibit C Stock Purchase Agreement, dated September 5, 2023, by and among the Issuer and the Purchasers named therein, attached as Exhibit 10.1 to the Issuer’s Form 8-K filed on September 5, 2023

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CUSIP No. 60862P106

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2023

/s/ Arsani William Arsani William	/s/ Graham Walmsley Graham Walmsley
Logos Global Management LP By: /s/ Arsani William Name: Arsani William Title: Managing Partner	Logos Opportunities GP LLC By Logos GP LLC, its Manager By: /s/ Arsani William Name: Arsani William Title: Managing Member
Logos Global Management GP LLC By: /s/ Arsani William Name: Arsani William Title: Managing Partner	Logos GP LLC By: /s/ Arsani William Name: Arsani William Title: Managing Member

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CUSIP No. 60862P106

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D, Schedule 13G or forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Logos Global Management LP, a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Act, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: November 27, 2023

/s/ Arsani William Arsani William	/s/ Graham Walmsley Graham Walmsley
Logos Global Management LP By: /s/ Arsani William Name: Arsani William Title: Managing Partner	Logos Opportunities GP LLC By Logos GP LLC, its Manager By: /s/ Arsani William Name: Arsani William Title: Managing Member
Logos Global Management GP LLC By: /s/ Arsani William Name: Arsani William Title: Managing Partner	Logos GP LLC By: /s/ Arsani William Name: Arsani William Title: Managing Member